1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 21, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Dynamic Credit and Mortgage Income Fund

File Nos. 333-232285 and 811-22758

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by Dechert LLP from you via telephone on July 18, 2019, regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Dynamic Credit and Mortgage Income Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on June 24, 2019 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Please note that, as reflected in the responses below, the Fund does not currently intend to engage in loan originations. Accordingly, the Fund believes that certain of the Staff’s comments may no longer be relevant to the Fund’s operations. Please also note that, as reflected in the responses below, the Fund does not currently intend to invest directly in whole loans issued by alternative lending platforms and currently intends to limit its investments in alternative lending instruments to Alt Lending ABS, as defined below. Accordingly, although the Fund has attempted to respond to each comment in full, the Fund believes that certain of the Staff’s comments may be less relevant to investments in Alt Lending ABS.

Comment 1: Please submit a completed fee table and expense example for the Fund with the response letter.

Response: Please find the updated Summary of Fund Expenses section of the Prospectus to be filed with Pre-Effective Amendment No. 1 attached as Appendix A hereto.

Comment 2: In the second paragraph on page iii of the cover page, please move the following two sentences “Substantially all of the Fund’s portfolio may consist of below investment grade securities. The Fund may invest in debt securities of stressed issuers.” to the beginning of that paragraph.

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Response: The Fund has made the requested change.

Comment 3: With respect to the Fund’s strategy to originate loans:

a.                Please confirm that the Fund will update the underlying valuation data with respect to each individual loan that it holds at least as often as it calculates its net asset value (“NAV”).

Response: Although the Fund reserves the right to originate loans, the Fund currently does not intend to originate loans and therefore does not believe this Comment is applicable. To the extent the Fund’s intentions change, the Fund will consider whether any disclosure revisions are necessary and appropriate at that time.

b.                In the section entitled “Net Asset Value” on page 120 of the prospectus, please disclose that originated loans will be valued on an individual loan level. Please also disclose that fair valuation will be performed using inputs that incorporate borrower-level data and that borrower-level data is updated as often as NAV is calculated. Please also disclose the type of information that will be used to value loans (e.g., FICO scores for consumer loans and financial statements and tax returns for small businesses).

Response: Although the Fund reserves the right to originate loans, the Fund currently does not intend to originate loans and therefore does not believe this Comment is applicable. To the extent the Fund’s intentions change, the Fund will consider whether any disclosure revisions are necessary and appropriate at that time.

Comment 4: With respect to the Fund’s investments in loans purchased on an online or alternative lending platform:

a.        Please disclose both in the Registration Statement and in a footnote to the Fund’s financial statements in the Fund’s shareholder reports that the Fund has adopted a valuation policy that provides that (i) the unit of account is at the individual loan level, (ii) fair valuation will be performed using inputs which incorporate borrower-level data and (iii) borrower-level data is updated as often as NAV is calculated.

Response: Please note that, as reflected in this response letter, the Fund does not currently intend to invest directly in whole loans issued by alternative lending platforms and currently intends to limit its investments in alternative lending instruments to shares, certificates, notes or other securities issued by a special purpose entity (“SPE”) sponsored by an alternative lending platform or its affiliates (the “Sponsor”) that represent the right to receive principal and interest payments due on pools of whole loans or fractions of whole loans, which may (but may not) be issued by the Sponsor, held by the SPE (“Alt Lending ABS”). Accordingly, although the Fund has attempted to respond to each comment in full, the Fund believes that certain of the Staff’s comments may be less relevant to investments in Alt Lending ABS.

The Fund currently does not intend to invest directly in whole loans originated on alternative lending platforms and therefore does not believe this Comment is applicable. Accordingly, the Fund respectfully declines to make the requested change. The Fund notes, however, that the current NAV disclosure in the prospectus for the Fund states:

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“Domestic and foreign (non-U.S.) fixed income securities, non-exchange traded derivatives, and equity options are normally valued on the basis of quotes obtained from brokers and dealers or Pricing Services using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from Pricing Services may be based on, among other things, information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics…When the Fund uses fair valuation to determine the value of a portfolio security or other asset for purposes of calculating its NAV, such investments will not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board or persons acting at their direction believe reflects fair value. Fair valuation may require subjective determinations about the value of a security.”

In valuing Alt Lending ABS, the Fund will follow the Valuation Procedures and generally expects to engage Pricing Services when available. The Fund may also use fair valuation when necessary. To the extent the Fund fair values Alt Lending ABS, the Fund will follow the procedures set forth in its Valuation Procedures and generally expects that the value of the pool or securitized vehicles may be based on the aggregation of the individual loan values underlying the instrument. However, the value of the Alt Lending ABS may be determined in any way consistent with the Fund’s Valuation Procedures.

b.        Please disclose what evidence the Fund’s custodian will receive confirming the Fund’s ownership of whole loans purchased by the Fund, and that the custodian will have the ability to enforce the terms of the loans.

Response: As noted in the response to Comment 4(a) above, the Fund will not purchase whole loans on alternative lending platforms.

c.        Please confirm supplementally that the Fund’s financial statements will (i) classify loans acquired through alternative lending platforms as “Level 3 Assets” within the fair value hierarchy, and (ii) characterize such loans as illiquid.

Response: With respect to (i), the Fund confirms that Alt Lending ABS will be classified on a case-by-case basis in a manner consistent with how other asset-backed securities held by the Fund are classified. With respect to (ii), whether or not an Alt Lending ABS will be classified as illiquid on the Fund’s financial statements will be determined by PIMCO on a case-by-case basis in accordance with the Fund’s policies and procedures.

d.        Confirm to us that you understand that the Staff’s view is that the alternative lending platform is an issuer of the loans purchased by the Fund through the platform, such that, pursuant to Rule 140 under the Securities Act (and Staff interpretations thereunder), if the Fund invests 45% or more of its assets in loans issued by a single platform, the Fund would be regarded as engaged in a distribution of the securities issued by the platform, and the platform would be considered a “co-issuer” of the Fund’s common shares. We note that, if the Fund were to be regarded as engaged in a distribution of securities of a platform, or if a platform were considered a co-issuer of the Fund, then (i) the Fund’s Registration Statement would need to contain all disclosure regarding the platform required of an issuer, (ii) the platform would need to execute

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the Fund’s Registration Statement as an issuer, and (iii) the platform would have issuer liability under the Securities Act for the disclosure in the Fund’s Registration Statement.

Response: Without necessarily agreeing with the Staff’s legal conclusions, the Fund confirms that it understands the Staff’s view as set forth in this Comment. To the extent the Fund concludes that the Fund is engaged in the distribution of securities issued by the platform or that the platform is a “co-issuer” of the Fund’s securities, including in light of the 45% threshold referenced in this Comment, the Fund confirms it will update its Registration Statement to the extent required by applicable law and regulations.

Comment 5: On page 4 of the prospectus, the disclosure sets forth the types of debt instruments in which the Fund may invest for purposes of its 80% policy. Please review this disclosure and confirm that it includes only the types of investments in which the Fund principally invests. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies, the Fund utilizes a dynamic allocation strategy across multiple fixed income sectors and has the flexibility to invest in a variety of debt instruments as a principal investment strategy from time-to-time and as market conditions change.

Comment 6: On page 4 of the prospectus, the last sentence of the fourth paragraph states that “[f]or purposes of the Fund’s 80% policy, the Fund generally values its derivative instruments based on their market value.” Please revise this sentence to remove the word “generally”.

Response: The requested change has been made.

Comment 7: The disclosure in the “Principal Risks of the Fund” section of the prospectus sets forth over 60 principal risks. Please both move any non-principal risks to a separate section that identifies non-principal risks (see Item 8.3.(a) of Form N-2) and consider revising the disclosure in the prospectus summary so that the section more closely conforms with traditional notions of “summary.”

Response: The Fund has reviewed the “Principal Risks of the Fund” section of the prospectus summary and believes that the disclosure in this section includes only discussion of risks that are considered principal risks of investing in the Fund. The Fund has also reviewed the disclosure in the section and reduced the length of the disclosure, which will be reflected in Pre-Effective Amendment No. 1.

Comment 8: Please consider making the following risks contained in the “Principal Risks of the Fund” section of the prospectus summary and the prospectus more prominent or explain why that is unnecessary: (i) high yield securities risk, (ii) mortgage-related and other asset-backed securities risk, (iii) subprime loan risk, (iv) loan origination risk and (v) foreign loan originations risk. See Item 8.3.(a) of Form N-2.

Response: The Fund respectfully declines to make the requested change. The Fund believes the risks identified in this Comment are sufficiently prominent and that its disclosure complies with Item 8.3 of Form N-2.

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Comment 9: The first full paragraph on page 14 of the prospectus indicates that “the Fund will not normally invest more than 20% of its total assets in the equity tranche of a CBO, CLO or other CDO.” Please disclose this 20% limitation in the Portfolio Management Strategies section of the prospectus summary.

Response: After further review, it was determined that the Fund is not subject to the above-referenced limitation. Accordingly, the above-referenced sentence has been removed from all parts of the prospectus.

Comment 10: Please confirm that, prior to the Fund engaging in any loan securitizations, the Fund will respond to comments provided by the Staff on December 23, 2016 in connection with the initial registration statement of the PIMCO Flexible Credit Income Fund.

Response: The Fund so confirms.

Comment 11: Disclosure on page 28 states that the Fund may invest in contingent convertible debt securities (“CoCos”) and additional risk disclosure is included elsewhere in the Registration Statement. If the Fund intends to invest in CoCos, the Fund should also disclose this in the Portfolio Contents section of the prospectus summary or explain why doing so is unnecessary.

Response: In response to this Comment, the Fund will disclose in the “Portfolio Contents” section in the prospectus summary that the Fund may invest in contingent convertible securities by adding “and contingent convertible securities” as follows:

For purposes of the 80% policy, other debt instruments may include, without limitation, bonds, debentures, notes, and other debt securities of U.S. and foreign (non-U.S.) corporate and other issuers, including commercial paper; asset-backed securities issued on a public or private basis; U.S. Government securities; obligations of foreign governments or their sub-divisions, agencies and government sponsored enterprises and obligations of international agencies and supranational entities; municipal securities and other debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises, including taxable municipal securities (such as Build America Bonds); payment-in-kind securities; zero-coupon bonds; inflation-indexed bonds issued by both governments and corporations; structured notes, including hybrid or indexed securities; catastrophe bonds and other event-linked bonds; credit-linked notes; structured credit products; bank loans (including, among others, senior loans, delayed funding loans, revolving credit facilities and loan participations and assignments); preferred securities; convertible debt securities (i.e., debt securities that may be converted at either a stated price or stated rate into underlying shares of common stock), including synthetic convertible debt securities (i.e., instruments created through a combination of separate securities that possess the two principal characteristics of a traditional convertible security, such as an income-producing security and the right to acquire an equity security) and contingent convertible securities; and bank certificates of deposit, fixed time deposits and bankers’ acceptances.

Comment 12: The Fund lists “securities lending risk” as a principal risk but does not describe securities lending in the principal investment strategies. Please add it to principal investment strategies or, if non-principal, separately identify it as such.

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Response: Although the Fund reserves the right to participate in securities lending, the Fund currently does not intend to participate in securities lending and therefore does not believe this Comment is applicable. The Fund has removed “securities lending risk” as a principal risk. To the extent the Fund’s intentions change, the Fund will consider whether any disclosure revisions are necessary and appropriate at that time.

Comment 13: Please confirm that the Fund’s fee table will disclose a separate line item for loan servicing expenses for originated loans.

Response: Although the Fund reserves the right to originate loans, the Fund currently does not intend to originate loans and therefore does not believe this Comment is applicable. To the extent the Fund’s intentions change, the Fund will consider whether any disclosure revisions are necessary and appropriate at that time.

Comment 14: Please confirm that, if the Fund were to exceed a de minimis amount of assets in the Subsidiary or Subsidiaries, it would respond to additional Staff comments about investments in one or more Subsidiaries.

Response: The Fund so confirms.

Comment 15: Disclosure on page 131 states that, “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” In light of the restrictions set forth in Regulation M on the repurchase of common shares during a distribution, please confirm supplementally whether there is a specific repurchase plan contemplated by the Fund’s Board of Trustees and if so, the details of such plan.

Response: The Fund confirms that no specific repurchase plan with respect to the Fund’s common shares is contemplated at this time.

Statement of Additional Information – Investment Objectives and Policies

Comment 16: On page 88, disclosure states that, “[f]or purposes of its investment policies and restrictions, the Fund may value derivative instruments at market value, notional value or full exposure value (i.e., the sum of the notional amount for the contract plus the market value), or any combination of the foregoing (e.g., notional value for purposes of calculating the numerator and market value for purposes of calculating the denominator for compliance with a particular policy or restriction).” Please review this disclosure and revise to clarify that, for purposes of the Fund’s 80% policy, the Fund values its derivative instruments based on their market value.

Response: The Fund has revised the above-referenced disclosure as follows:

For purposes of its investment policies and restrictions, with the exception of the Fund’s policy to invest, under normal circumstances, at least 80% of its net assets (plus any

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borrowings for investment purposes) in a portfolio of debt instruments of varying maturities (the “80% policy”), the Fund may value derivative instruments at market value, notional value or full exposure value (i.e., the sum of the notional amount for the contract plus the market value), or any combination of the foregoing (e.g., notional value for purposes of calculating the numerator and market value for purposes of calculating the denominator for compliance with a particular policy or restriction). For example, the Fund may value credit default swaps at full exposure value for purposes of the Fund’s credit quality guidelines because such value in general better reflects the Fund’s actual economic exposure during the term of the credit default swap agreement. As a result, the Fund may, at times, have notional exposure to an asset class (before netting) that is greater or lesser than the stated limit or restriction noted in the Fund’s prospectus. In this context, both the notional amount and the market value may be positive or negative depending on whether the Fund is selling or buying protection through the credit default swap. For purposes of the Fund’s 80% policy, the Fund values its derivative instruments based on their market value. The manner in which certain securities or other instruments are valued by the Fund for purposes of applying investment policies and restrictions may differ from the manner in which those investments are valued by other types of investors.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 261-3464 if you have any questions regarding the foregoing.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Wu-Kwan Kit, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP